UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Preliminary Operating Results for Fiscal Year 2021

On February 8, 2022, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2021. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by KB Financial Group’s independent auditors and are subject to change.

1. Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2021	3Q 2021	% Change Increase (Decrease) (Q to Q)	4Q 2020	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	12,618,365	16,473,222	(23.40)	15,150,275	(16.71)
	Cumulative	58,917,669	46,299,304	—	55,680,183	5.81
Net operating profit	Specified Quarter	889,562	1,787,503	(50.23)	769,893	15.54
	Cumulative	6,097,639	5,208,077	—	4,615,992	32.10
Profit before income tax	Specified Quarter	845,206	1,783,074	(52.60)	795,156	6.29
	Cumulative	6,081,628	5,236,422	—	4,761,632	27.72
Profit for the period	Specified Quarter	586,146	1,305,668	(55.11)	576,647	1.65
	Cumulative	4,384,397	3,798,251	—	3,502,281	25.19
Profit attributable to shareholders of the parent company	Specified Quarter	637,144	1,298,124	(50.92)	577,228	10.38
	Cumulative	4,409,559	3,772,415	—	3,455,151	27.62

Note: 1)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2)	Figures for periods in 2021 reflect the application of K-IFRS 1019 (Employee Benefits) and therefore may not be directly comparable to corresponding figures for periods in 2020.

2. Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2021	3Q 2021	% Change Increase (Decrease) (Q to Q)	4Q 2020	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	5,127,017	8,319,248	(38.37)	6,987,024	(26.62)
	Cumulative	26,536,995	21,409,978	—	24,519,818	8.23
Net operating profit	Specified Quarter	505,623	1,031,923	(51.00)	503,510	0.42
	Cumulative	3,513,993	3,008,370	—	3,151,137	11.52
Profit before income tax	Specified Quarter	485,831	1,030,331	(52.85)	553,395	(12.21)
	Cumulative	3,491,544	3,005,713	—	3,131,823	11.49
Profit for the period	Specified Quarter	338,454	771,391	(56.12)	415,437	(18.53)
	Cumulative	2,538,029	2,199,575	—	2,319,519	9.42
Profit attributable to shareholders of the parent company	Specified Quarter	390,444	777,672	(49.79)	415,817	(6.10)
	Cumulative	2,590,764	2,200,320	—	2,298,195	12.73

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3. Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		4Q 2021	3Q 2021	% Change Increase (Decrease) (Q to Q)	4Q 2020	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,626,032	2,197,748	(26.01)	2,142,810	(24.12)
	Cumulative	8,549,550	6,923,518	—	10,055,866	(14.98)
Net operating profit	Specified Quarter	91,763	236,147	(61.14)	136,809	(32.93)
	Cumulative	821,274	729,511	—	578,796	41.89
Profit before income tax	Specified Quarter	69,979	233,624	(70.05)	118,142	(40.77)
	Cumulative	818,044	748,065	—	593,236	37.90
Profit for the period	Specified Quarter	52,843	170,237	(68.96)	88,701	(40.43)
	Cumulative	600,291	547,448	—	433,951	38.33
Profit attributable to shareholders of the parent company	Specified Quarter	52,922	170,286	(68.92)	88,693	(40.33)
	Cumulative	600,439	547,517	—	433,926	38.37

Notes: 1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for fiscal year 2021, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

Declaration of Cash Dividends by KB Financial Group

On February 8, 2022, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW 2,190 per common share (excluding the quarterly dividend amount of KRW 750 per common share that has already been paid) for a total dividend amount of KRW 853,299,193,650, subject to shareholder approval.

The record date is December 31, 2021, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group. The date of the annual meeting of shareholders of KB Financial Group will be decided and made publicly available upon the resolution of the board of directors of KB Financial Group to convene such meeting.

The contents of the above declaration remain subject to change pending the results of the audit by KB Financial Group’s independent auditors and the approval at the annual general meeting of shareholders.

The total number of common shares that are eligible for payment of dividends is 389,634,335 shares.

Declaration of Cash Dividends by Kookmin Bank

On February 7, 2022, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 2,550 per common share (total dividend amount: KRW 1,031,166,745,800), subject to shareholder approval.

The record date is December 31, 2021, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 24, 2022.

The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending the results of the audit by Kookmin Bank’s independent auditors and the approval at the annual general meeting of shareholders of Kookmin Bank.

Declaration of Cash Dividends by KB Securities

On February 7, 2022, the board of directors of KB Securities, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 669 per common share (rounded and excluding the interim dividend amount of KRW 234 per common share that has already been paid) for a total dividend amount of KRW 200,000,000,000, subject to shareholder approval.

The record date is December 31, 2021, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Securities, which is expected to be held on March 24, 2022. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of KB Securities.

The contents of the above declaration remain subject to change pending the results of the audit by KB Securities’ independent auditors and the approval at the annual general meeting of shareholders of KB Securities.

Report of Change in Revenue or Profit of More than 15% (KB Financial Group)

On February 8, 2022, KB Financial Group reported changes in its revenue and profit as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2021	FY 2020	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	58,917,669,498	55,680,183,544	3,237,485,954	5.81
- Net operating profit	6,097,639,045	4,634,332,152	1,463,306,893	31.58
- Profit from continuing operations before income tax	6,081,627,954	4,779,972,090	1,301,655,864	27.23
- Profit for the period	4,384,397,160	3,515,577,856	868,819,304	24.71
Primary reason for the change in revenue/profit	[Increases in net interest income and net fee and commission income as well as the consolidation of Prudential Life Insurance]
Other Financial Data
- Total assets	663,895,234,072	610,719,943,872
- Total liabilities	615,601,298,491	567,317,587,015
- Total equity	48,293,935,580	43,402,356,857
- Capital stock	2,090,557,685	2,090,557,685
- Total equity / Capital stock ratio (%)	2,310.1	2,076.1

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Financial Group’s independent auditors.
2)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.
4)	Figures for periods in 2021 reflect the application of, and figures for periods in 2020 reflect the retroactive application of, K-IFRS 1019 (Employee Benefits).

Report of Change in Revenue or Profit of More than 15% (KB Securities)

On February 8, 2022, KB Financial Group reported changes in the revenue and profit of KB Securities as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2021	FY 2020	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	8,549,550,499	10,055,866,016	(1,506,315,517)	(14.98)
- Net operating profit	821,274,313	578,796,038	242,478,275	41.89
- Profit from continuing operations before income tax	818,043,644	593,236,070	224,807,574	37.90
- Profit for the period	600,291,416	433,951,364	166,340,052	38.33
Primary reason for the change in revenue/profit	[An increase in fee and commission income resulting from an improvement in performance of the Wealth Management and Investment Banking business divisions]
Other Financial Data
- Total assets	55,430,795,416	57,499,658,581
- Total liabilities	49,995,239,799	52,501,638,475
- Total equity	5,435,555,617	4,998,020,106
- Capital stock	1,493,102,120	1,493,102,120
- Total equity / Capital stock ratio (%)	364.0	334.7

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Securities’ independent auditors.
2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 8, 2022	By:	/s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Managing Director and Chief Finance Officer